October 7, 2024

Brandon Ribar
President and Chief Executive Officer
Sonida Senior Living, Inc.
14755 Preston Road
Suite 810
Dallas, TX 75254

       Re: Sonida Senior Living, Inc.
           Registration Statement on Form S-3
           Filed September 27, 2024
           File No. 333-282375
Dear Brandon Ribar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Paul Conneely